SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Braemar Hotels & Resorts Inc.

CIK: 1574085

NAME OF PERSON RELYING ON EXEMPTION: Brancous LP1

ADDRESS OF PERSON RELYING ON EXEMPTION: 56A Mill St E #290, Acton, Ontario L7J 1H3, Canada

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

• Letter to Shareholders dated May 16, 2025

May 16, 2025

Dear Fellow Shareholders,

We write to you following the recent shareholder meeting of Ashford Hospitality Trust (AHT), where—for the second consecutive year—shareholders voted against Monty Bennett remaining on the board. And yet again, the AHT board refused to accept his resignation, justifying their decision with vague language about “leadership qualities” and “vital experience.”

This is not just defiance—it’s dysfunction.

Since shareholders first voted against Mr. Bennett last year, AHT shares have declined another 50%, and BHR shares are down 40%. Even after the broader market has recovered from the April downturn, BHR continues to trade near its lows. The message is clear: investors see no value while Monty Bennett and Ashford remain in control.

Earlier this year, Brancous LP1 submitted a letter to the Board proposing a path forward, including a payment offer to terminate Ashford’s external management agreement. This was a good-faith attempt to engage constructively. The Board never responded.
We have followed up multiple times and made clear we are available for dialogue. Still, no communication, no counteroffer, no progress. The silence speaks volumes.

Management has continued to claim it is “working” on the termination of Ashford. Yet they offer shareholders no details - no timeline, no terms, no names of directors involved. The process is opaque, and that opacity serves only one purpose: to shield Monty Bennett from accountability and delay real change.

Even worse, while supposedly “working” to sever ties with Ashford, the company has just awarded another property to Remington to manage. Let us not forget: Remington is a subsidiary of Ashford. Rather than reducing our dependence on this conflicted structure, the board has further entrenched BHR into it.

This is not governance—it’s self-preservation. The longer this board drags its feet, the more value is lost, and the less credible their fiduciary duty becomes.

The result is a company with billions in assets and no market credibility. Investors will not pay a fair value for BHR stock while Monty and Ashford remain embedded in operations, and shareholders’ voices are ignored.

Let us be clear: Ashford must go. Monty must go. There is no viable path forward for BHR while this structure and leadership remain in place.

If this board continues to ignore the expressed will of its owners, we will act.

Sincerely,

Alejandro Malbran
Managing Partner
Brancous LP1

amalbran@brancous.com